UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Enphys Acquisition Corp.

(Name of Issuer)

Common Stock – Class A

(Title of Class of Securities)

G3167L109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3167L109

1	NAMES OF REPORTING PERSONS
MAGNETAR FINANCIAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER 0

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY		2,594,895
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER
2,594,895

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,594,895

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.52%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

CUSIP No. G3167L109

1	NAMES OF REPORTING PERSONS
MAGNETAR CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER 0

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY		2,594,895
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER
2,594,895

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,594,895

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.52%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, PN

CUSIP No. G3167L109

1	NAMES OF REPORTING PERSONS
SUPERNOVA MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER 0

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY		2,594,895
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER
2,594,895

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,594,895

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.52%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

CUSIP No. G3167L109

1	NAMES OF REPORTING PERSONS
DAVID J. SNYDERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER 0

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY		2,594,895
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER
2,594,895

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,594,895

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.52%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Enphys Acquisition Corp. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

16 EAST 45TH STREET

13TH FLOOR

NEW YORK, NY 10017

Item 2(a)	Name of Person Filing.

This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

i)	Magnetar Financial LLC (“Magnetar Financial”);
ii)	Magnetar Capital Partners LP (Magnetar Capital Partners”);
iii)	Supernova Management LLC (“Supernova Management”); and
iv)	David J. Snyderman (“Mr. Snyderman”).

This statement relates to the Shares (as defined herein) held for Magnetar Constellation Fund II, Ltd (“Constellation Fund II”), Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar Systematic Multi-Strategy Master Fund Ltd (“Systematic Master Fund”), Magnetar Capital Master Fund Ltd (“Master Fund”), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), Purpose Alternative Credit Fund Ltd ("Purpose Fund"), Magnetar SC Fund Ltd (“SC Fund”), all Cayman Islands exempted companies; Magnetar Structured Credit Fund, LP (“Structured Credit Fund”), a Delaware limited partnership; Magnetar Lake Credit Fund LLC ("Lake Credit Fund"), Purpose Alternative Credit Fund - T LLC ("Purpose Fund - T"), Delaware limited liability companies; collectively (the “Magnetar Funds”). Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Common Stock held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

Effective October 24, 2022 Alec N. Litowitz was replaced by David J. Snyderman as Chief Executive Officer of Magnetar Financial and the manager of Supernova Management. Accordingly, Mr. Snyderman is being added as a Reporting Person to this Schedule 13G, and Mr. Litowitz has been removed as a Reporting Person, as Mr. Litowitz is no longer a beneficial owner of any of the shares of Common Stock held by the Magnetar Funds.

Item 2(b)	Address of Principal Business Office.

The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Snyderman is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)	Place of Organization.

i)	Magnetar Financial is a Delaware limited liability company;
ii)	Magnetar Capital Partners is a Delaware limited partnership;
iii)	Supernova Management is a Delaware limited liability company; and
iv)	Mr. Snyderman is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

G3167L109

Item 3	Reporting Person.

(e) ☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E)

(g) ☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2022, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman held 2,594,895 Shares. The amount consists of (A) 250,344 Shares held for the account of Constellation Fund II; (B) 790,438 Shares held for the account of Constellation Master Fund; (C) 225,895 Shares held for the account of Systematic Master Fund; (D) 51,000 Shares held for the account of Master Fund; (E) 308,294 Shares held for the account of Xing He Master Fund; (F) 141,398 Shares held for the account of Purpose Fund; (G) 203,984 Shares held for the account of SC Fund; (H) 292,068 Shares held for the account of Structured Credit Fund; (I) 282,796 Shares held for the account of Lake Credit Fund; and (J) 48,678 Shares held of the account of Purpose Fund - T. The Shares held by the Magnetar Funds represent approximately 7.52% of the total number of Shares outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding shares of the Issuer).

Item 4(b)	Percent of Class:

(i) As of December 31, 2022, each of Reporting Persons were deemed to be the beneficial owner constituting approximately 7.52% of the total number of Shares outstanding (based upon the information provided by the Issuer in its Form 10-Q filed with the SEC on November 22, 2022, there were approximately 34,500,000 Shares outstanding as of November 21, 2022).

Item 4(c)	Number of Shares of which such person has:

Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Snyderman:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote :	2,594,895
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	2,594,895

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10	Certification.

By signing below the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2023	magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member
By: Supernova Management LLC, its General Partner

	By:	/s/ Hayley A. Stein
Name: Hayley A. Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

Date: January 27, 2023	magnetar capital partners LP

By: Supernova Management LLC, its General Partner

	By:	/s/ Hayley A. Stein
Name: Hayley A. Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

Date: January 27, 2023	supernova management llc

	By:	/s/ Hayley A. Stein
Name: Hayley A. Stein
Title: Attorney-in-fact for David J. Snyderman, Manager

Date: January 27, 2023	DAVID J. SNYDERMAN

	By:	/s/ Hayley A. Stein
Name: Hayley A. Stein
Title: Attorney-in-fact for David J. Snyderman

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of January 27, 2023, among the Reporting Persons.
99.2	Power of Attorney, dated as of December 22, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule 13G filed by the Reporting Persons on January 27, 2023)